Filed by iManage, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: iManage, Inc.

Commission File No.: 0-28041

On September 2, 2003, Interwoven, Inc. and iManage, Inc. issued a joint press release announcing that on August 29, 2003, the Federal Trade Commission granted early termination of the waiting period under the Hart-Scott-Rodino Act for the proposed merger of Interwoven and iManage. The text of the joint press release follows.

Interwoven Contact:	iManage Contact:
Mary Ellen Ynes	Laura Heisman
Interwoven, Inc.	iManage, Inc.
(408) 530-7043	(650) 577-6607
mynes@interwoven.com	lheisman@imanage.com

Interwoven and iManage Announce Early Termination of

Hart-Scott-Rodino Antitrust Review

Stockholder Votes Expected in Q4

SUNNYVALE, Calif. and FOSTER CITY, Calif.—September 2, 2003—Interwoven, Inc. (Nasdaq: IWOV) and iManage, Inc. (Nasdaq: IMAN) today announced that on August 29, 2003, the Federal Trade Commission granted early termination of the antitrust waiting period under the Hart-Scott-Rodino Act for the proposed merger of Interwoven and iManage.

“Passing the HSR waiting period is more good news for our joint customers around the world,” said Martin Brauns, chairman and CEO of Interwoven. “With this critical milestone behind us, together with iManage we can now continue to focus on ramping and delivering the finest quality, most comprehensive end-to-end content management offerings in the industry.”

This transaction remains subject to various conditions and approval by the stockholders of both Interwoven and iManage. Both companies continue to expect that this transaction will close during the fourth quarter of 2003.

About Interwoven

Interwoven, Inc. is a world-leading provider of content management software for the enterprise. Allied with the leading enterprise application providers, the Interwoven 6 platform provides content management for more than 1200 organizations world wide including Air France, Cisco Systems, General Electric, General Motors, and Yamaha.

About iManage

Headquartered in Foster City, Calif., iManage, Inc. is a leader in collaborative document management software that enables businesses to efficiently manage and collaborate on critical business content across the extended enterprise. More than 600,000 professionals in 1,300 businesses have transformed their organizations with the iManage WorkSite solution.

NOTE: Interwoven, TeamSite, MetaTagger, OpenDeploy, TeamCode, TeamPortal, MediaBin, the taglines, logo and service marks are trademarks of Interwoven, Inc., which may be registered in certain jurisdictions. iManage, the iManage logo, WorkTeam, WorkDocs, WorkPortal, WorkRoute and DeskSite are registered trademarks of iManage, Inc. iManage WorkSite, iManage WorkKnowledge and iManage MailSite are trademarks of iManage, Inc. All other trademarks are owned by their respective owners.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

On August 27, 2003, in connection with the proposed merger transaction involving Interwoven and iManage, Interwoven filed with the SEC a Registration Statement on Form S-4 containing a joint proxy statement/prospectus. Any offer of securities will only be made pursuant to a final joint proxy statement/prospectus. Investors and security holders are urged to read this filing because it contains important information about the reorganization transaction described herein. Investors and security holders may obtain free copies of this document and other documents filed with the Securities and Exchange Commission at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the Interwoven documents filed with the SEC by contacting Interwoven Investor Relations, Interwoven, Inc., 803 11th Avenue, Sunnyvale, CA 94089, 408-530-7009, investor.relations@interwoven.com. Investors and security holders may obtain free copies of the iManage documents filed with the SEC by contacting iManage Investor Relations Department, 950 Tower Lane, Suite 500, Foster City, CA 94404, 650-577-6500, investors@imanage.com.

The officers and directors of Interwoven and iManage may have interests in the merger, some of which may differ from those of the stockholders of Interwoven and iManage generally. In addition, Interwoven and iManage, their respective directors, officers and employees may be deemed to be participants in the solicitation of proxies in favor of the merger from the stockholders of Interwoven and iManage. Information about the directors and officers of Interwoven and iManage and the interests they may have in the merger is available in the joint proxy statement/prospectus which is included in the Registration Statement on Form S-4 filed by Interwoven with the SEC on August 27, 2003. Additional information regarding the directors and executive officers of Interwoven is also included in the proxy statement for Interwoven’s 2003 annual meeting of stockholders filed with the SEC on April 28, 2003. Additional information regarding the directors and executive officers of iManage is also included in the proxy statement for iManage’s 2003 annual meeting of stockholders filed with the SEC on April 25, 2003.

###

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that are subject to risks, uncertainties and other factors that could be deemed forward-looking statements and could cause actual results to differ materially from those referred to in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of timing of closing, stockholder approval and execution of product integration plans are forward-looking statements. Risks, uncertainties and assumptions include the possibility that the Interwoven/iManage merger does not close or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that Interwoven and iManage are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; lack of market acceptance of the iManage or Interwoven platform and suite of products, failure of the market for content management software to develop and grow as quickly as expected; delays and difficulties in introducing new products and enhancements to address the needs of specific vertical markets; the introduction of new products or services by competitors that could delay or reduce sales; the failure of reseller and OEM programs to develop as expected; the impact of world and geopolitical events on sales cycles and transaction closure rates; and actual or perceived declining economic conditions that could negatively affect sales and profits. Additional information concerning factors that could cause Interwoven’s and iManage’s respective actual results to differ materially from those contained in the forward-looking statements or elsewhere can be found in the joint proxy statement/prospectus filed by Interwoven with the SEC on August 27, 2003, including, without limitation, under the caption “Risk Factors.” In addition, Interwoven’s and iManage’s filings with the SEC, including but not limited to Interwoven’s most recent reports on Forms 10-K and 10-Q filed with the SEC on March 25, 2003 and August 13, 2003, and iManage’s Forms 10-K, 10-Q and 10-Q/A filed with the SEC on March 26, 2003, August 8, 2003 and August 11, 2003, respectively, also identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Interwoven’s or iManage’s results could differ materially from either company’s expectations in these statements. Neither company assumes any obligation and does not intend to update these forward-looking or other statements in this release.

These filings are available on a Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

###